UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Cheniere Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

16411R208

(CUSIP Number)

Charif Souki
Cheniere Energy, Inc.
717 Texas Avenue, Suite 3100
Houston, TX  77002
(713) 659-1361

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16411R208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charif Souki

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,375,017

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,375,017

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,375,017*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 7.07%

14.	Type of Reporting Person (See Instructions) IN

* Includes (i) 170,000 shares issuable upon exercise of currently exercisable warrants held by Mr. Souki, (ii) an aggregate of 60,000 shares issuable upon exercise of currently exercisable warrants held by three of Mr. Souki’s children, (iii) 54,750 shares owned by Mr. Souki’s wife and (iv) 800,000 shares owned of record by a trust of which Mr. Souki is the sole beneficiary and over which Mr. Souki has voting and dispositive control.  Excludes 73,333 shares issuable upon the exercise of options held by Mr. Souki but not exercisable within 60 days of the filing of this Schedule 13D.

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ORIGINAL REPORT ON SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $.003 par value (the “Shares”), of Cheniere Energy, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 717 Texas Avenue, Suite 3100, Houston, Texas  77002.

Item 2.	Identity and Background
(a) The person filing this Schedule 13D is Charif Souki.
(b) The principal business address of Mr. Souki is 717 Texas Avenue, Suite 3100, Houston, Texas 77002.

(c)           Mr. Souki’s principal occupation is serving as Chairman of the Board, President and Chief Executive Officer of the Issuer, which is a Houston-based company engaged primarily in the development of a liquefied natural gas, or LNG, receiving terminal business and related LNG business opportunities centered on the U.S. Gulf Coast.  The Issuer is also engaged in oil and gas exploration, development and exploitation activities in the Gulf of Mexico.

(d) During the last five years, Mr. Souki has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, Mr. Souki has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Souki is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Mr. Souki received the Shares being reported on this Schedule 13D as a gift from BSR Investments, Ltd.

Item 4.	Purpose of Transaction
The Shares being reported on this Schedule 13D have been acquired by Mr. Souki solely for investment purposes.

Item 5.	Interest in Securities of the Issuer

(a)

Amount Beneficially Owned:	1,375,017	*
Percent of Class:	7.07%

* Includes (i) 170,000 shares issuable upon exercise of currently exercisable warrants held by Mr. Souki, (ii) an aggregate of 60,000 shares issuable upon exercise of currently exercisable warrants held by three of Mr. Souki’s children, (iii) 54,750 shares owned by Mr. Souki’s wife and (iv) 800,000 shares owned of record by a trust of which Mr. Souki is the sole beneficiary and over which Mr. Souki has voting and dispositive control.  Excludes 73,333 shares issuable upon the exercise of options held by Mr. Souki but not exercisable within 60 days of the filing of this Schedule 13D.

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(b)           Number of Shares as to which Mr. Souki has:

(i)	sole power to vote or to direct the vote:	1,375,017
(ii)	shared power to vote or to direct the vote:
(iii)	sole power to dispose or to direct the disposition:	1,375,017
(iv)	shared power to dispose or to direct the disposition:

(c)           There have been no transactions with respect to the Common Stock that were effected during the past sixty days by Mr. Souki except for the acquisition of beneficial ownership of the Shares being reported on this Schedule 13D.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares being reported on this Schedule 13D.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On November 9, 2001, the Issuer granted Mr. Souki an option, evidenced by a stock option agreement and pursuant to the Cheniere Energy, Inc. 1997 Stock Option Plan, to purchase 120,000 Shares.
On December 19, 2002, the Issuer granted Mr. Souki an option, evidenced by a stock option agreement and pursuant to the Cheniere Energy, Inc. 1997 Stock Option Plan, to purchase 50,000 Shares.
On April 16, 2003, the Issuer granted Mr. Souki a warrant, evidenced by a warrant agreement, to purchase 250,000 Shares.

On February 2, 2004, the Issuer granted Mr. Souki 66,667 shares of the Issuer’s restricted stock, evidenced by a restricted stock grant and pursuant to the Cheniere Energy, Inc. 2003 Stock Incentive Plan.

On August 27, 2004, BSR Investments, Ltd. gifted 800,000 Shares to Mr. Souki, which shares are held in trust for the benefit of Mr. Souki and over which Mr. Souki has voting and dispositive control.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Cheniere Energy, Inc. Nonqualified Stock Option Agreement dated November 15, 2001 by and between the Issuer and Charif Souki (filed herewith).

Exhibit B	Cheniere Energy, Inc. Nonqualified Stock Option Agreement dated December 19, 2002 by and between the Issuer and Charif Souki (filed herewith).

Exhibit C	Warrant to Purchase Common Stock of Cheniere Energy, Inc. dated April 16, 2003 by and between the Issuer and Charif Souki (filed herewith).

Exhibit D	Cheniere Energy, Inc. 2003 Stock Incentive Plan Restricted Stock Grant dated February 2, 2004 by and between the Issuer and Charif Souki (filed herewith).

Exhibit E

Cheniere Energy, Inc. 1997 Stock Option Plan (incorporated by reference to Exhibit 10.25 of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 30, 1997 (File No. 000-09092), filed on January 14, 1998).

Exhibit F

Amendment No. 1 to Cheniere Energy, Inc. 1997 Stock Option Plan (incorporated by reference to Exhibit 10.27 of the Issuer’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-09092), filed on March 29, 2000).

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Exhibit G

Amendment No. 2 to Cheniere Energy, Inc. 1997 Stock Option Plan (incorporated by reference to Exhibit 4.7 of the Issuer’s Registration Statement on Form S-8 (File No. 333-111457), filed on December 22, 2003).

Exhibit H

Amendment No. 3 to Cheniere Energy, Inc. 1997 Stock Option Plan (incorporated by reference to Exhibit 4.8 of the Issuer’s Registration Statement on Form S-8 (File No. 333-111457), filed on December 22, 2003).

Exhibit I

Amendment No. 4 to Cheniere Energy, Inc. 1997 Stock Option Plan (incorporated by reference to Exhibit 4.9 of the Issuer’s Registration Statement on Form S-8 (File No. 333-111457), filed on December 22, 2003).

Exhibit J	Cheniere Energy, Inc. 2003 Stock Incentive Plan (incorporated by reference to Exhibit 4.5 of the Issuer’s Registration Statement on Form S-8 (File No. 333-112379), filed on January 30, 2004).

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2004
Date
/s/ Charif Souki
Signature
Charif Souki
Name/Title

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Exhibit A

CHENIERE ENERGY, INC.

NONQUALIFIED STOCK OPTION AGREEMENT

Optionee: Charif Souki

WHEREAS Cheniere Energy, Inc. a Delaware corporation (the “Company”), has granted to Optionee certain Nonqualified Stock Options some of which may have been issued prior to October 18, 2000, the effective date of a one-for-four reverse stock split of the common stock of the Company, this agreement represents an aggregation of all such grants made to Optionee on or before November 15, 2001, setting forth the number of shares and the option prices of each such grant including those restated for the effects of such reverse stock split where appropriate.

I.                                         Grant of Stock Option.  As of the Grant Date (identified below), the Company hereby grants a Nonqualified Stock Option (the “Option”) to the Optionee to purchase the number of shares of the Company’s common stock, $.003 par value per share, identified below (the “Shares”), subject to the terms and conditions of this agreement (the “Agreement”) and the Company’s 1997 Stock Option Plan (the “Plan”) which is incorporated herein in its entirety by reference.  The Shares, when issued to Optionee upon the exercise of the Option, shall be fully paid and nonassessable.  The Option is not an “incentive stock option” as defined in Section 422 of the Internal Revenue Code.

II.                                     Definitions and Other Terms.  All capitalized terms used herein shall have the meanings set forth in the Plan unless otherwise provided herein.  The following capitalized terms shall have those meanings set forth opposite them:

A.                                   Optionee:  Charif Souki.

B.                                     Grant Date: The “Grant Dates” set forth on Exhibit I to this Agreement.

C.                                     Shares:  The numbers of shares of the Company’s Common Stock set forth on Exhibit I to this Agreement.

D.                                    Option Price: The “Option Prices” as set forth on Exhibit I to this Agreement.

E.                                      Option Period: The periods from Grant Date through 12:00 p.m. central on the dates set forth as End of Option Period on Exhibit I to this Agreement.

F.                                      Vesting Schedule: As set forth on Exhibit I, a number equal to the number of Shares times the Percent Vesting Per Year shall become vested on each anniversary date of the Grant Date until 100% vested.

III.                                 Option Term.  The Option shall commence on the Grant Date and terminate with respect to the applicable shares on the date specified as the “End of Option Period” on

Exhibit I.  This period during which the Option is in effect and may be exercised is referred to herein as the “Option Period”.

IV.                                Vesting.  The total number of Shares subject to this Option shall vest in accordance with the Vesting Schedule.  The Shares may be purchased at any time after they become vested, in whole or in part, during the Option Period.  The right of exercise provided herein shall be cumulative so that if the Option is not exercised to the maximum extent permissible after vesting, it shall be exercisable, in whole or in part, at any time during the Option Period.

V.                                    Method of Exercise.  The vested portion of the Option may be exercised, in whole or in part, at any time, with respect to whole Shares only, within the period permitted for the exercise thereof, and shall be exercised by written notice of intent to exercise the Option with respect to a specified number of Shares delivered to the Company at its principal office, and payment in full to the Company at said office of the amount of the Option Price for the number of Shares with respect to which the Option is then being exercised.  Payment of the Option Price shall be made (i) in cash or by cash equivalent, (ii) at the discretion of the Committee, in Common Stock (not subject to limitations on transfer) valued at the Fair Market Value of such Shares on the trading date immediately preceding the date of exercise, or (iii) at the discretion of the Committee, by a combination of such cash and such Common Stock.  In addition to and at the time of payment of the Option Price, the Optionee shall pay to the Company in cash or, at the discretion of the Committee, in Common Stock, the full amount of all federal and state withholding and other employment taxes applicable to the taxable income of such Optionee resulting from such exercise.

VI.                                Termination of Employment or Directorship.  Voluntary or involuntary termination of employment or service as a member of the Company’s Board of Directors and death or disability of Optionee shall affect Optionee’s rights under the Option as follows:

A.                                   Termination for Cause.  The Option shall terminate immediately and shall not be further exercisable to any extent if Optionee’s employment with the Company (or any of its Subsidiaries) or service as a member of the Company’s Board of Directors is terminated for Cause (as defined in the Plan at the time of such termination).

B.                                     Other Involuntary Termination or Voluntary Termination.  If Optionee’s employment with the Company (or any of its Subsidiaries) or service as a member of the Company’s Board of Directors is terminated for any reason other than for Cause, death or disability (as defined in the Plan at the time of termination), then (i) the Option will immediately terminate to the extent it is unvested and (ii) the vested portion of the Option will terminate to the extent not exercised within 180 calendar days after the date of such termination.  In no event may the Option be exercised by anyone after the earlier of (i) the expiration of the Option Period or (ii) 180 calendar days after termination of employment or service as a member of the Company’s Board of Directors.

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C.                                     Death or Disability.  If Optionee’s employment or service as a member of the Company’s Board of Directors is terminated by death or disability, then (i) the Option will immediately terminate to the extent it is unvested and  (ii) the vested portion of the Option will terminate 365 calendar days after the date of such termination to the extent not exercised by Optionee or, in the case of death, by the person or persons to whom Optionee’s rights under the Option have passed by will or by the laws of descent and distribution or, in the case of disability, by Optionee’s legal representative.  In no event may any Option be exercised by anyone after the earlier of (i) the expiration of the Option Period or (ii) 365 days after Optionee’s death or termination of employment or service as a member of the Company’s Board of Directors due to disability.

VII.                            Reorganization of Company.  The existence of the Option shall not affect in any way the right or power of Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in Company’s capital structure or its business, or any merger or consolidation of Company, or any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting the Shares or the rights thereof, or the dissolution or liquidation of Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

In the event of a “change in control” of the Company (as defined in the Plan at the time of such event), vesting of the Option may be accelerated and the Option shall otherwise be affected as provided in the Plan at such time.

VIII.                        Adjustment of Shares.  In the event of stock dividends, spin-offs of assets or other extraordinary dividends, stock splits, combinations of shares, recapitalizations, mergers, consolidations, reorganizations, liquidations, issuances of rights or warrants and similar transactions or events involving Company, appropriate adjustments shall be made to the terms and provisions of this Option as provided in the Plan.

IX.                                No Rights in Shares.  Optionee shall have no rights as a stockholder in respect of the Shares until the Optionee becomes the record holder of such Shares.

X.                                    Investment Representation.  Optionee will enter into such written representations, warranties and agreements as Company may reasonably request in order to comply with any federal or state securities law.  Moreover, any stock certificate for any Shares issued to Optionee hereunder may contain a legend restricting their transferability as determined by the Company in its discretion.  Optionee agrees that Company shall not be obligated to take any affirmative action in order to cause the issuance or transfer of Shares hereunder to comply with any law, rule or regulation that applies to the Shares subject to the Option.

XI.                                No Guarantee of Employment or Service Contract.  The Option shall not confer upon Optionee any right to employment or other service with Company, nor shall it interfere with any right the Company would otherwise have to terminate such Optionee’s employment or other service at any time, with or without cause.

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XII.                            Withholding of Taxes.  Company shall have the right to (i) make deductions from the number of Shares otherwise deliverable upon exercise of the Option in an amount sufficient to satisfy withholding of any federal, state or local taxes required by law, or (ii) take such other action as may be necessary or appropriate to satisfy any such tax withholding obligations.

XIII.                        General.

A.                                   Notices.  All notices under this Agreement shall be mailed or delivered by hand to the parties at their respective addresses set forth beneath their signatures below or at such other address as may be designated in writing by either of the parties to one another.  Notices shall be effective upon receipt.

B.                                     Shares Reserved.  Company shall at all times during the Option Period reserve and keep available under the Plan such number of Shares as will be sufficient to satisfy the requirements of this Option.

C.                                     Nontransferability of Option.  The Option granted pursuant to this Agreement is not transferable other than by will, the laws of descent and distribution or by a qualified domestic relations order (as defined in Section 414(p) of the Internal Revenue Code).  The Option will be exercisable during Optionee’s lifetime only by Optionee or by Optionee’s legal representative in the event of Optionee’s disability.  No right or benefit hereunder shall in any manner be liable for or subject to any debts, contracts, liabilities, or torts of Optionee.

D.                                    Amendment and Termination.  No amendment or termination of the Option shall be made at any time without the written consent of Optionee.  No amendment or termination of the Plan will adversely affect the rights and privileges of Optionee under the Option without the written consent of Optionee.

E.                                      No Guarantee of Tax Consequences.  Neither Company, Board or Committee makes any commitment or guarantee that any federal or state tax treatment will apply or be available to any person eligible for benefits under the Option.  The Optionee has been advised and been provided the opportunity to obtain independent legal and tax advice regarding the grant and exercise of this Option and the disposition of any Shares acquired thereby.

F.                                      Termination of Prior Agreement.  Company and Optionee hereby mutually agree that this Agreement replaces and supercedes any stock option agreement entered into by the parties prior to November 15, 2001 and neither party shall have any further rights, duties or obligations with respect to any such stock option agreement.

G.                                     Severability.  In the event that any provision of this Agreement shall be held illegal, invalid, or unenforceable for any reason, such provision shall be fully severable, but shall not affect the remaining provisions of the Agreement, and the

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Agreement shall be construed and enforced as if the illegal, invalid, or unenforceable provision had not been included herein.

H.                                    Governing Law.  The Option shall be construed in accordance with the laws of the State of Texas without regard to its conflict of law provisions, to the extent federal law does not supersede and preempt Texas law.

IN WITNESS WHEREOF, this Stock Option Agreement is executed this 15th day of November, 2001.

“COMPANY” CHENIERE ENERGY, INC.

By:	/s/ Don A. Turkleson
Name: Don A. Turkleson
Title: Vice President and CFO

333 Clay Street, Suite 3400
Houston, Texas 77002-4102

Accepted and agreed this 16th day of November, 2001.

“OPTIONEE”

By:	/s/ Charif Souki
Name:	Charif Souki
Title:	Chairman

Address:	1909 Spann
Houston, TX 77019

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Exhibit I

Cheniere Energy, Inc. 1997 Stock Option Plan

Nonqualified Stock Option Agreement

Summary of Stock Options Granted to

Charif Souki

Cumulatively Through November 15, 2001 (c)

Grant Date	End of Option Period	Vested at Grant Date	Percent Vesting Per Year	Shares (Number of Options Granted)	Option Price	Percent Vested at 11/15/01	Number Shares Vested at 11/15/01
	(a)			(b) (c)	(b)

07/12/00	07/12/2005	100%	100%	12,500	$2.750	100%	12,500
11/15/00	11/15/2005	0%	33%	100,000	$1.938	33%	33,333
11/09/01	11/09/2006	0%	33%	120,000	$1.060	0%	—
				232,500			45,833

Notes:

(a) Termination date for options granted to employees prior to 10/1/99 was extended to 10/1/04.

(b) Restated to reflect Cheniere’s one-for-four reverse stock split, effective 10/18/00.

(c) Information presented in this table reflects the aggregate of all grants made prior to 11/15/01.

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Exhibit B

CHENIERE ENERGY, INC.

NONQUALIFIED STOCK OPTION AGREEMENT

Optionee: Charif Souki

I.                                         Grant of Stock Option.  As of the Grant Date (identified below), the Company hereby grants a Nonqualified Stock Option (the “Option”) to the Optionee to purchase the number of shares of the Company’s common stock, $.003 par value per share, identified below (the “Shares”), subject to the terms and conditions of this agreement (the “Agreement”) and the Company’s 1997 Stock Option Plan (the “Plan”) which is incorporated herein in its entirety by reference.  The Shares, when issued to Optionee upon the exercise of the Option, shall be fully paid and nonassessable.  The Option is not an “incentive stock option” as defined in Section 422 of the Internal Revenue Code.

II.                                     Definitions and Other Terms.  All capitalized terms used herein shall have the meanings set forth in the Plan unless otherwise provided herein.  The following capitalized terms shall have those meanings set forth opposite them:

A.                                   Optionee:  Charif Souki.

B.                                     Grant Date: December 19, 2002.

C.                                     Shares:  Fifty Thousand (50,000) Shares of the Company’s Common Stock.

D.                                    Option Price: One Dollar and Twenty-Five Cents ($1.25) per Share.

E.                                      Option Period: December 19, 2002 through December 18, 2007 (until 12:00 p.m. central).

F.                                      Vesting Schedule:  Options for 16,666 Shares shall vest on the first anniversary of the Grant Date, and Options for 16,667 Shares shall vest on each subsequent anniversary of the Grant Date until fully vested as follows:

Date	Options Vesting
December 19, 2003	16,666
December 19, 2004	16,667
December 19, 2005	16,667
Total	50,000

III.                                 Option Term.  The Option shall commence on the Grant Date and terminate on the date prior to the fifth (5th) anniversary of the Grant Date.  This period during which the Option is in effect and may be exercised is referred to herein as the “Option Period”.

IV.                                Vesting.  The total number of Shares subject to this Option shall vest in accordance with the Vesting Schedule.  The Shares may be purchased at any time after they become vested, in whole or in part, during the Option Period.  The right of exercise provided herein shall be cumulative so that if the Option is not exercised to the maximum extent permissible after vesting, it shall be exercisable, in whole or in part, at any time during the Option Period.

V.                                    Method of Exercise.  The vested portion of the Option may be exercised, in whole or in part, at any time, with respect to whole Shares only, within the period permitted for the exercise thereof, and shall be exercised by written notice of intent to exercise the Option with respect to a specified number of Shares delivered to the Company at its principal office, and payment in full to the Company at said office of the amount of the Option Price for the number of Shares with respect to which the Option is then being exercised.  Payment of the Option Price shall be made (i) in cash or by cash equivalent, (ii) at the discretion of the Committee, in Common Stock (not subject to limitations on transfer) valued at the Fair Market Value of such Shares on the trading date immediately preceding the date of exercise, or (iii) at the discretion of the Committee, by a combination of such cash and such Common Stock.  In addition to and at the time of payment of the Option Price, the Optionee shall pay to the Company in cash or, at the discretion of the Committee, in Common Stock, the full amount of all federal and state withholding and other employment taxes applicable to the taxable income of such Optionee resulting from such exercise.

VI.                                Termination of Employment or Directorship.  Voluntary or involuntary termination of employment or service as a member of the Company’s Board of Directors and death or disability of Optionee shall affect Optionee’s rights under the Option as follows:

A.                                   Termination for Cause.  The Option shall terminate immediately and shall not be further exercisable to any extent if Optionee’s employment with the Company (or any of its Subsidiaries) or service as a member of the Company’s Board of Directors is terminated for Cause (as defined in the Plan at the time of such termination).

B.                                     Other Involuntary Termination or Voluntary Termination.  If Optionee’s employment with the Company (or any of its Subsidiaries) or service as a member of the Company’s Board of Directors is terminated for any reason other than for Cause, death or disability (as defined in the Plan at the time of termination), then (i) the Option will immediately terminate to the extent it is unvested and (ii) the vested portion of the Option will terminate to the extent not exercised within 180 calendar days after the date of such termination.  In no event may the Option be exercised by anyone after the earlier of (i) the expiration of the Option Period or (ii) 180 calendar days after termination of employment or service as a member of the Company’s Board of Directors.

C.                                     Death or Disability.  If Optionee’s employment or service as a member of the Company’s Board of Directors is terminated by death or disability, then (i) the Option will immediately terminate to the extent it is unvested and  (ii) the vested portion of the Option will terminate 365 calendar days after the date of such termination to the extent not exercised by Optionee or, in the case of death, by the person or persons to whom Optionee’s rights under the Option have passed by will or by the laws of descent and distribution or, in the case of disability, by Optionee’s legal representative.  In no event may any Option be exercised by anyone after the earlier of (i) the expiration of the Option Period or (ii) 365 days after Optionee’s death or termination of employment or service as a member of the Company’s Board of Directors due to disability.

VII.                            Reorganization of Company.  The existence of the Option shall not affect in any way the right or power of Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in Company’s capital structure or its business, or any merger or consolidation of Company, or any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting the Shares or the rights thereof, or the dissolution or liquidation of Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

In the event of a “change in control” of the Company (as defined in the Plan at the time of such event), vesting of the Option may be accelerated and the Option shall otherwise be affected as provided in the Plan at such time.

VIII.                        Adjustment of Shares.  In the event of stock dividends, spin-offs of assets or other extraordinary dividends, stock splits, combinations of shares, recapitalizations, mergers, consolidations, reorganizations, liquidations, issuances of rights or warrants and similar transactions or events involving Company, appropriate adjustments shall be made to the terms and provisions of this Option as provided in the Plan.

IX.                                No Rights in Shares.  Optionee shall have no rights as a stockholder in respect of the Shares until the Optionee becomes the record holder of such Shares.

X.                                    Investment Representation.  Optionee will enter into such written representations, warranties and agreements as Company may reasonably request in order to comply with any federal or state securities law.  Moreover, any stock certificate for any Shares issued to Optionee hereunder may contain a legend restricting their transferability as determined by the Company in its discretion.  Optionee agrees that Company shall not be obligated to take any affirmative action in order to cause the issuance or transfer of Shares hereunder to comply with any law, rule or regulation that applies to the Shares subject to the Option.

XI.                                No Guarantee of Employment or Service Contract.  The Option shall not confer upon Optionee any right to employment or other service with Company, nor shall it interfere with any right the Company would otherwise have to terminate such Optionee’s employment or other service at any time, with or without cause.

XII.                            Withholding of Taxes.  Company shall have the right to (i) make deductions from the number of Shares otherwise deliverable upon exercise of the Option in an amount sufficient to satisfy withholding of any federal, state or local taxes required by law, or (ii) take such other action as may be necessary or appropriate to satisfy any such tax withholding obligations.

XIII.                        General.

A.                                   Notices.  All notices under this Agreement shall be mailed or delivered by hand to the parties at their respective addresses set forth beneath their signatures below or at such other address as may be designated in writing by either of the parties to one another.  Notices shall be effective upon receipt.

B.                                     Shares Reserved.  Company shall at all times during the Option Period reserve and keep available under the Plan such number of Shares as will be sufficient to satisfy the requirements of this Option.

C.                                     Nontransferability of Option.  The Option granted pursuant to this Agreement is not transferable other than by will, the laws of descent and distribution or by a qualified domestic relations order (as defined in Section 414(p) of the Internal Revenue Code).  The Option will be exercisable during Optionee’s lifetime only by Optionee or by Optionee’s legal representative in the event of Optionee’s disability.  No right or benefit hereunder shall in any manner be liable for or subject to any debts, contracts, liabilities, or torts of Optionee.

D.                                    Amendment and Termination.  No amendment or termination of the Option shall be made at any time without the written consent of Optionee.  No amendment or termination of the Plan will adversely affect the rights and privileges of Optionee under the Option without the written consent of Optionee.

E.                                      No Guarantee of Tax Consequences.  Neither Company, Board or Committee makes any commitment or guarantee that any federal or state tax treatment will apply or be available to any person eligible for benefits under the Option.  The Optionee has been advised and been provided the opportunity to obtain independent legal and tax advice regarding the grant and exercise of this Option and the disposition of any Shares acquired thereby.

F.                                      Severability.  In the event that any provision of this Agreement shall be held illegal, invalid, or unenforceable for any reason, such provision shall be fully severable, but shall not affect the remaining provisions of the Agreement, and the Agreement shall be construed and enforced as if the illegal, invalid, or unenforceable provision had not been included herein.

G.                                     Governing Law.  The Option shall be construed in accordance with the laws of the State of Texas without regard to its conflict of law provisions, to the extent federal law does not supersede and preempt Texas law.

IN WITNESS WHEREOF, this Stock Option Agreement is executed this 9th day of January, 2003.

“COMPANY” CHENIERE ENERGY, INC.

By:	/s/ Don A. Turkleson
Name: Don A. Turkleson
Title: Vice President and CFO

333 Clay Street, Suite 3400
Houston, Texas 77002-4102

Accepted and agreed this 10th day of January, 2003.

“OPTIONEE”

By:	/s/ Charif Souki
Name:	Charif Souki
Title:	Chairman and CEO

Address:	1909 Spann
Houston, TX 77019

Exhibit C

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE FEDERAL SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY APPLICABLE STATE SECURITIES LAWS, AND THEY CANNOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE HYPOTHECATED EXCEPT IN ACCORDANCE WITH THE REGISTRATION REQUIREMENTS OF THE ACT AND SUCH STATE LAWS OR UPON DELIVERY TO THE COMPANY OF AN OPINION OF LEGAL COUNSEL SATISFACTORY TO THE COMPANY THAT AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

Warrant

to Purchase Common Stock
of

CHENIERE ENERGY, INC.

This Warrant to Purchase Common Stock (this “Warrant”) is issued April 16, 2003, by Cheniere Energy, Inc., a Delaware corporation (the “Company”), to Charif Souki (the “Holder”).

1.                                       Issuance of Warrant; Term.  The Company hereby grants to Holder, subject to the provisions hereinafter set forth, the right to purchase Two Hundred Fifty Thousand (250,000) shares of common stock, $.003 par value per share, of the Company (the “Common Stock”).  The shares of Common Stock issuable upon exercise of this Warrant are hereinafter referred to as the “Shares.” This Warrant shall be exercisable at any time after April 15, 2004 and before 5:00 p.m. (Houston, Texas time) on April 16, 2008.

2.                                       Exercise Price.  The exercise price per share for which all or any of the Shares may be purchased pursuant to the terms of this Warrant shall be $2.50 (the “Exercise Price”), subject to adjustments as set forth in Section 6 below.

3.                                       Exercise.

(a)                                  This Warrant may be exercised by Holder, from time to time, in whole or in part, upon delivery of written notice of intent to the Company at the address of the Company set forth underneath its signature below or such other address as the Company shall designate in written notice to Holder, together with this Warrant and payment (in the manner described in Section 3(b) below) for the aggregate Exercise Price of the Shares so purchased.  Upon exercise of this Warrant as aforesaid, the Company shall as promptly as practicable execute and deliver to Holder a certificate or certificates for the total number of whole Shares for which this Warrant is being exercised in such names and denominations as are requested by Holder.  If this Warrant shall be exercised with respect to less than all of the Shares, Holder shall be entitled to receive a new Warrant covering the number of Shares in respect of which this Warrant shall not have been exercised, which new Warrant shall in all other respects be identical to this Warrant.

(b)                                 Payment for the Shares to be purchased upon exercise of this Warrant may be made at the election of the Holder by the delivery of a certified or cashier’s check payable to the Company for the aggregate Exercise Price of the Shares to be purchased.

4.                                       Covenants and Conditions.  The above provisions are subject to the following:

(a)                                  Neither this Warrant nor the Shares have been registered under the Securities Act of 1933, as amended (the “Act”), or any state securities laws (“Blue Sky Laws”).  This Warrant and the Shares have been acquired by the Holder for investment purposes and not with a view to distribution or resale, and the Shares may not be made subject to a security interest, pledged, hypothecated, sold or otherwise transferred without an effective registration statement therefor under the Act and such applicable Blue Sky Laws or an opinion of counsel (which opinion and counsel rendering same shall be reasonably acceptable to the Company) that registration is not required under the Act and under any applicable Blue Sky Laws.  The certificates representing the Shares shall bear substantially the following legend:

THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT’), OR QUALIFIED UNDER ANY APPLICABLE STATE SECURITIES LAWS, BUT HAVE BEEN ACQUIRED FOR THE PRIVATE INVESTMENT OF THE HOLDER HEREOF AND MAY NOT BE OFFERED, SOLD OR TRANSFERRED UNTIL (I) A REGISTRATION STATEMENT UNDER THE ACT OR SUCH APPLICABLE STATE SECURITIES LAWS SHALL HAVE BECOME EFFECTIVE WITH REGARD THERETO, OR (II) IN THE OPINION OF COUNSEL (WHICH OPINION AND COUNSEL SHALL BE REASONABLY SATISFACTORY TO THE COMPANY) REGISTRATION UNDER THE ACT OR SUCH APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED IN CONNECTION WITH SUCH PROPOSED OFFER, SALE OR TRANSFER.

Other legends as required by applicable federal and state laws may be placed on such certificates.  Holder and the Company agree to execute such documents and instruments as counsel for the Company reasonably deems necessary to effect compliance of the issuance of this Warrant and any Shares issued upon exercise hereof with applicable federal and state securities laws.

(b)                                 The Company covenants and agrees that all Shares which may be issued upon exercise of this Warrant will, upon issuance and payment therefor, be legally and validly issued and outstanding, fully paid and nonassessable.

5.                                       Warrantholder not Stockholder.  This Warrant does not confer upon Holder any voting rights or other rights as a stockholder of the Company.

6.                                       Certain Adjustments.

6.1           Capital Reorganizations, Mergers, Consolidations or Sales of Assets.  If at any time there shall be a capital reorganization (other than a combination or subdivision of Common Stock otherwise provided for herein), a share exchange (subject to and duly approved by the stockholders of the Company) or a merger or consolidation of the Company with or into another corporation, or the sale of the Company’s properties and assets as, or substantially as, an entirety to any other person, then, as a part of such reorganization, share exchange, merger, consolidation or sale, lawful provision shall be made so that Holder shall thereafter be entitled to receive upon exercise of this Warrant, during the period specified in this Warrant and upon payment of the Exercise Price, the number of shares of stock or other securities or property of the Company or the successor corporation resulting from such reorganization, share exchange, merger, consolidation or sale, to which Holder would have been entitled under the provisions of the agreement in such reorganization, share exchange, merger, consolidation or sale if this Warrant had been exercised immediately before that reorganization, share exchange, merger, consolidation or sale.  In any such case, appropriate adjustment (as determined in good faith by the Company’s Board of Directors) shall be made in the application of the provisions of this Warrant with respect to the rights and interests of Holder after the reorganization, share exchange, merger, consolidation or sale to the end that the provisions of this Warrant (including adjustment of the Exercise Price then in effect and the number of the Shares) shall be applicable after that event, as near as reasonably may be, in relation to any shares or other property deliverable after that event upon exercise of this Warrant.

6.2           Splits and Subdivisions.  If the Company at any time or from time to time fixes a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of the holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as the “Common Stock Equivalents”) without payment of any consideration by such holder for the additional shares of Common Stock or Common Stock Equivalents, then, as of such record date (or the date of such distribution, split or subdivision if no record date is fixed), the Exercise Price shall (i) in the case of a split or subdivision, be appropriately decreased and the number of the Shares shall be appropriately increased in proportion to such increase of outstanding shares and (ii) in the case of a dividend or other distribution, the holder of the Warrant shall have the right to acquire without additional consideration, upon exercise of the Warrant, such property or cash as would have been distributed in respect of the shares of Common Stock for which the Warrant was exercisable had such shares of Common Stock been outstanding on the date of such distribution.

6.3           Combination of Shares.  If the number of shares of Common Stock outstanding at any time after the date hereof is decreased by a combination or reverse stock split of the outstanding shares of Common Stock, then the Exercise Price shall be appropriately increased and the number of the Shares shall be appropriately decreased in proportion to such decrease in outstanding shares.

6.4           Adjustments for Other Distributions.  In the event the Company shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 6.2, upon exercise of this Warrant, Holder shall be entitled to a proportionate share of any such distribution as though Holder was the holder of the number of shares of Common Stock of the Company into which this Warrant may be exercised as of the record date fixed for the determination of the holders of Common Stock of the Company entitled to receive such distribution.

6.5           Certificate as to Adjustments.  In the case of each adjustment or readjustment of the Exercise Price pursuant to this Section 6, the Company will promptly compute such adjustment or readjustment in accordance with the terms hereof and cause a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based to be delivered to Holder.  The Company will, upon the written request at any time of Holder, furnish or cause to be furnished to Holder a certificate setting forth:

(a)                                  Such adjustment and readjustments;

(b)                                 The Exercise Price at the time in effect; and

(c)                                  The number of Shares and the amount, if any, of other property at the time receivable upon the exercise of the Warrant.

6.6           Notices of Record Date, etc.  In the event of:

(a)                                  Any taking by the Company of a record of the holders of any class of securities of the Company for the purpose of determining the holders thereof who are entitled to receive any dividends or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right; or

(b)                                 Any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any transfer of all or substantially all of the assets of the Company to any other person or any consolidation, share exchange or merger involving the Company; or

(c)                                  Any voluntary or involuntary dissolution, liquidation or winding up of the Company;

the Company will mail to Holder at least 20 days prior to the earliest of the foregoing dates, a notice specifying:

(i)                                     The date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right; or

(ii)                                  The date on which any such reorganization, reclassification, transfer, consolidation, share exchange, merger, dissolution, liquidation or winding up is expected to become effective and the record date for determining stockholders entitled to vote thereon.

7.                                       Reservation of Common Stock.  The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the exercise of this Warrant, such number of its shares of Common Stock as shall from time to time be sufficient to effect the exercise of this Warrant, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the exercise of the entire Warrant, in addition to such other remedies as shall be available to the holder of this Warrant, the Company will use commercially reasonable efforts to take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

8.                                       Split-Up, Combination and Exchange.  Subject to and limited by the provisions of Section 4(a) hereof, this Warrant may be split up, combined or exchanged for another Warrant or Warrants containing the same terms and entitling the Holder to purchase a like aggregate number of Shares.  If the Holder desires to split up, combine or exchange this Warrant, the Holder shall make such request in writing delivered to the Company and shall surrender to the Company this Warrant and any other Warrants to be so split up, combined or exchanged.  Upon any such surrender for a split-up, combination or exchange, the Company shall execute and deliver to the Holder a Warrant or Warrants, as the case may be, as so requested.  The Company shall not be required to effect any split-up, combination or exchange which will result in the issuance of a Warrant that would entitle the Holder to purchase upon exercise a fraction of a share of Common Stock or a fractional Warrant.  The Company may require such Holder to pay a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any split-up, combination or exchange of Warrants.

9.                                       Transfer  Restrictions.  This Warrant, and all rights hereunder, are not transferable, in whole or in part, to any person; provided, however, that this Warrant may be transferred, in whole or in part, to a “family member” (as hereinafter defined) of the Holder.  In no event may this Warrant or the Shares be transferred to a transferee that is not eligible to receive a transfer of shares of Common Stock.  As used herein, the term “family member” includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Holder, including adoptive relationships, any person sharing the Holder’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Holder) control the management of assets, and any other entity in which these persons (or the Holder) own more than fifty percent of the voting interests.

10.                                 Successors and Assigns.  All of the covenants and provisions of this Warrant shall bind and inure to the benefit of the Company’s successors and assigns, and the heirs, legatees, devisees, executors, administrators, personal and legal representatives, and successors and permitted assigns of Holder.

11.                                 Governing Law; Submission to Jurisdiction and Venue.  This Warrant shall be governed by and construed in accordance with the laws, and not the laws of conflicts, of the State of Delaware.  The Holder hereby consents and agrees to submit (i) to the jurisdiction of the District Court of the State of Texas located in Harris County or of the United States District Court for the Southern District of Texas for any action or proceeding brought by the Company arising under this Warrant and (ii) to the venue of such action or proceeding in such courts.

CHENIERE ENERGY, INC.

By:	/s/ Don A. Turkleson
Name:	Don A. Turkleson
Title:	Chief Financial Officer

Exhibit D

CHENIERE ENERGY, INC. 2003 STOCK INCENTIVE PLAN

RESTRICTED STOCK GRANT

1.                                      Grant of Restricted Shares.   Cheniere Energy, Inc., a Delaware corporation (the “Company”), hereby grants to Charif Souki (“Participant”) all rights, title and interest in the record and beneficial ownership of sixty-six thousand six hundred sixty-seven (66,667) shares (the “Restricted Shares”) of common stock, $0.03 par value per share, of the Company (“Common Stock”), subject to the conditions described in this grant of Restricted Stock (the ”Grant”) and in the Cheniere Energy, Inc. 2003 Stock Incentive Plan (the “Plan”).  The Restricted Shares are granted, effective as of the 2nd day of February, 2004 (the “Grant Date”).

2.                                      Issuance and Transferability.   Certificates representing the shares granted hereunder shall be issued to Participant of even date herewith and shall be marked with the following legend:

“The shares represented by this certificate have been issued pursuant to the terms of the Cheniere Energy, Inc. 2003 Stock Incentive Plan (as amended and restated) and may not be sold, pledged, transferred, assigned or otherwise encumbered in any manner except as is set forth in the terms of such award dated February 2, 2004.”

Such shares are not transferable except by will or the laws of descent and distribution or pursuant to a domestic relations order of the court in a divorce proceeding.  No right or benefit hereunder shall in any manner be liable for or subject to any debts, contracts, liabilities, or torts of Participant.

3.                                      Risk of Forfeiture.   Participant shall immediately forfeit all rights to any nonvested portion of the Restricted Shares in the event of termination, resignation or removal from employment with the Company of Participant under circumstances that do not cause Participant to become fully vested under the terms of the Plan.

4.                                      Vesting.   Subject to Paragraph 3 hereof, Participant shall vest in his rights under the Restricted Shares and the Company’s right to repurchase such shares shall lapse with respect to 50% of the Restricted Shares on the first anniversary of the date hereof, and shall vest in the remainder of the Restricted Shares on the second anniversary of the date hereof, provided that Participant remains continuously employed by the Company until such dates.  100% of the

Restricted Shares shall become vested upon the occurrence of any of the events set forth in Section 7.2(b) of the Plan, if earlier.

5.                                      Ownership Rights.   Subject to the restrictions set forth in this Grant, the Plan and Paragraph 8, Participant is entitled to all voting and ownership rights applicable to the Restricted Shares, including the right to receive any cash dividends that may be paid on the Restricted Shares.  The Restricted Shares shall be registered in the name of the Participant and at the address set forth below the Participant’s signature attached hereto.

6.                                      Reorganization of the Company.   The existence of this Grant shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company’s capital structure or its business; any merger or consolidation of the Company; any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting the Restricted Shares or the rights thereof; the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

7.                                      Recapitalization Events.   In the event of stock dividends, spin-offs of assets or other extraordinary dividends, stock splits, combinations of shares, recapitalizations, mergers, consolidations, reorganizations, liquidations, issuances of rights or warrants and similar transactions or events involving the Company (“Recapitalization Events”), then for all purposes references herein to Common Stock or to Restricted Shares shall mean and include all securities or other property (other than cash) that holders of Common Stock of the Company are entitled to receive in respect of Common Stock by reason of each successive Recapitalization Event, which securities or other property (other than cash) shall be treated in the same manner and shall be subject to the same restrictions as the underlying Restricted Shares.

8.                                      Certain Restrictions.   By executing this Grant, Participant acknowledges that he has received a copy of the Plan and agrees that he will enter into such written representations, warranties and agreements and execute such documents as the Company may reasonably request in order to comply with the securities law or any other applicable laws, rules or regulations, or with this document or the terms of the Plan.

9.                                      Amendment and Termination.   No amendment or termination of this Grant shall be made by the Company at any time without the written consent of Participant.

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10.                               Withholding of Taxes.   Participant agrees that, if he makes an election under Section 83(b) of the Internal Revenue Code of 1986, as amended, with regard to the Restricted Shares, he will so notify the Company in writing within two (2) days after making such election, so as to enable the Company to timely comply with any applicable governmental reporting requirements.  The Company shall have the right to take any action as may be necessary or appropriate to satisfy any federal, state or local tax withholding obligations.

11.                               No Guarantee of Tax Consequences.   The Company makes no commitment or guarantee to Participant that any federal or state tax treatment will apply or be available to any person eligible for benefits under this Grant.

12.                               Severability.   In the event that any provision of this Grant shall be held illegal, invalid, or unenforceable for any reason, such provision shall be fully severable and shall not affect the remaining provisions of this Grant, and the Grant shall be construed and enforced as if the illegal, invalid, or unenforceable provision had never been included herein.

13.                               Governing Law.   The Grant shall be construed in accordance with the laws of the State of Delaware to the extent that federal law does not supersede and preempt Delaware law.

Executed the 2nd day of February, 2004.

COMPANY:

	By:	/s/ Don A. Turkleson
Don A. Turkleson
Vice President & CFO

Accepted the 2nd day of February, 2004

PARTICIPANT:

/s/ Charif Souki

Address:

Social Security Number:

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